FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica, S.A.
TABLE OF CONTENTS

		Sequential
		Page
Item		Number

1.	Telefónica — Strategic alliance TELEFONICA and CHINA UNICOM	2

TELEFÓNICA, S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
On September 6, 2009, TELEFÓNICA, S.A. (“TELEFÓNICA”) and the Chinese telecommunications company, CHINA UNICOM (HONG KONG) LIMITED (“CHINA UNICOM”) have entered into a wide strategic alliance which includes, among others, the areas of: joint procurement of infrastructure and client equipment; common development of mobile service platforms; joint provision of services to multinational customers; roaming; research and development; co-operation and sharing of best practises and technical, operational and management know-how; joint development of strategic initiatives in the area of network evolution and joint participation in international alliances; and exchange of senior management.
In addition, on this same date, TELEFÓNICA and CHINA UNICOM have executed a mutual share exchange agreement through which, upon the terms and conditions set out thereof and, in particular, subject to the satisfaction and/or waiver of the conditions set forth in said agreement, each party has conditionally agreed to invest the equivalent of US$1 billion in ordinary shares of the other party in the following manner:
(i)
TELEFÓNICA will acquire 693,912,264 newly issued shares of CHINA UNICOM at an agreed value of 11.17 Hong Kong Dollars per share, (being the arithmetic average of the official closing prices on the Hong Kong Stock Exchange per CHINA UNICOM share for the 30 consecutive trading days ending on August 28, 2009); and

(ii)
CHINA UNICOM will acquire 40,730,735 shares of TELEFÓNICA at an agreed value of 17.24 Euros per share (being the arithmetic average of the official closing prices on the Madrid Stock Exchange per TELEFÓNICA share for the 30 consecutive trading days ending on August 28, 2009).

The mutual share exchange will be implemented, at TELEFÓNICA’s election, either through (a) the subscription by TELEFÓNICA of 693,912,264 newly issued shares of CHINA UNICOM and the subscription by the latter of 40,730,735 newly issued shares of TELEFÓNICA, in each case for cash consideration, or (b) the subscription by TELEFÓNICA of the above referred 693,912,264 newly issued shares of CHINA UNICOM to be satisfied by the contribution in kind by TELEFÓNICA of 40,730,735 treasury shares (without prejudice, in this case, of the 141 million TELEFÓNICA treasury shares that will be cancelled pursuant to the resolution adopted by the General Shareholders’ Meeting of the Company on June 23, 2009)

The mutual share exchange agreement also contains reciprocal undertakings by which TELEFÓNICA and CHINA UNICOM agree (i) not to offer, issue or sell a significant number of shares, or securities convertible into or other rights to subscribe for a significant number of shares, to any of their respective current mayor competitors or (ii) not to make any significant investment, directly or indirectly, in any of their respective current mayor competitors.
In addition, TELEFÓNICA and CHINA UNICOM reciprocally agreed, for a period of one year, not to sell, transfer or dispose of, directly or indirectly, their respective holdings in each others voting capital (save for intra-group transfers).
Following the completion of the transaction, TELEFÓNICA will own, approximately, a 8.06% of CHINA UNICOM’s voting share capital, and CHINA UNICOM will own, approximately, between 0.885% and 0.892% of TELEFÓNICA’s voting share capital.
Madrid, September 6th, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: September 6th, 2009	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors